

Mail Stop 3561

January 29, 2010

Mr. Joseph Riccelli
Chief Executive Officer
Innovative Designs, Inc.
223 North Main Street, Suite 1
Pittsburgh, Pennsylvania 15215

> **Re: Innovative Designs, Inc.**
> **Form 10-K/A**
> **Filed January 11, 2010**
> **File No. 0-51791**

Dear Mr. Riccelli:

     We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended October 31, 2008

Exhibits

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

1.   We note the consent provided with your amended Form 10-K is dated January 27, 2009. Since there were significant changes to the notes to your financial statements, please amend your Form 10-K to file a current consent.

Joseph Riccelli
Innovative Designs, Inc.
January 29, 2010
Page 2

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Questions related to accounting issues may be directed to Raj Rajan, the primary accounting examiner for this filing, at (202) 551-3388 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390. All other inquires may be directed to Jay Williamson at (202) 551-3393, the primary legal examiner for this filing, or Jim Lopez, Legal Branch Chief at (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director

Fax: (412) 782-5303